# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centessa Pharmaceuticals plc, CIK 0001847903
CUSIP: 152309100
Title of class of securities: Ordinary Shares, nominal value GBP 0.002 per share
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001425851

## Reporting persons
- Pentwater Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,170,000; sole dispositive power 0; shared dispositive power 8,170,000; aggregate amount beneficially owned 8,170,000 (5.3% of the class)
  Comment: Represented by 8,170,000 ADSs (as defined in Item 2(a)).
- Matthew Halbower: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,170,000; sole dispositive power 0; shared dispositive power 8,170,000; aggregate amount beneficially owned 8,170,000 (5.3% of the class)
  Comment: Represented by 8,170,000 ADSs.

## Item 1. Issuer
Name of issuer: Centessa Pharmaceuticals plc
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Pentwater Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds (the "Pentwater Funds"), with respect to the ordinary shares, nominal value GBP 0.002 per share ("Ordinary Shares"), of Centessa Pharmaceuticals plc, a public limited liability company incorporated under the laws of England and Wales (the "Company"), represented by ADSs (as defined below) directly held by the Pentwater Funds; and

(ii) Mr. Matthew Halbower ("Mr. Halbower"), the sole shareholder of MCH PWCM Holdings Inc., the general partner of the Investment Manager, with respect to the Ordinary Shares, represented by ADSs, directly held by the Pentwater Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.

There is no CUSIP assigned to the Ordinary Shares. The CUSIP number 152309100 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "CNTA." Each ADS represents one Ordinary Share.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Halbower is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 154,568,531 Ordinary Shares outstanding as of March 17, 2026, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 31, 2026.
Percent of class: 5.3%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Pentwater Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Pentwater Capital Management LP: /s/ Matthew Halbower, By: MCH PWCM Holdings Inc., General Partner, By: Matthew Halbower, Chief Executive Officer (05/15/2026)
- Matthew Halbower: /s/ Matthew Halbower, Matthew Halbower, Individually (05/15/2026)